Exhibit 99.1

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption from the prospectus delivery requirement has been granted, or is otherwise available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Collective Mining Ltd., at 82 Richmond Street East, Toronto, Ontario M5C 1P1, telephone 416.451.2727 and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 12, 2026

COLLECTIVE MINING LTD.

$500,000,000

Common Shares
Debt Securities
Subscription Receipts
Warrants
Units

Collective Mining Ltd. (“Collective” or the “Corporation”) may from time to time offer and issue the following securities: (i) common shares of the Corporation (the “Common Shares”); (ii) debt securities of the Corporation (“Debt Securities”); (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Corporation; (iv) warrants exercisable to acquire Common Shares and/or other securities of the Corporation (“Warrants”); and (v) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof having an offer price of up to $500,000,000 aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common shares being offered; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities (provided that the Debt Securities shall only be convertible or exchangeable into Common Shares or other securities of the Corporation), and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Share and/or other securities of the Corporation and any other specific terms; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Debt Securities, Subscription Receipts and/or Warrants underlying the Units, and any other specific terms. The Corporation does not intend on issuing “novel” securities pursuant to this Prospectus, as such term is defined under National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, without limitation, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. This Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), and/or convertible into or exchangeable for Common Shares.

The Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set forth the names of any underwriters, dealers, or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts, or any other compensation payable to underwriters, dealers, agents, and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

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The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “CNL”. On May 11, 2026, the last full trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$23.98, and the closing price of the Common Shares on the NYSE American was US$17.46.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.

Investing in Securities involves a high degree of risk. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference in their entirety and carefully consider the risk factors described under “Risk Factors” prior to investing in such Securities.

No underwriter, agent, or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The head office of the Corporation is located at 201 South Biscayne Boulevard, Suite 2210, Miami, Florida 33131, and the registered office of the Corporation is located at 82 Richmond Street East, Toronto, Ontario M5C 1P1.

Ari Sussman, Executive Chairman and a director of the Corporation, Ned Jalil, Chief Executive Officer of the Corporation, and María Constanza García Botero, Ashwath Mehra, Angela María Orozco Gómez, and Jasper Bertisen, each a director of the Corporation, each reside outside of Canada and has each appointed Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, as their agent for service of process in Canada. Prospective investors of Securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

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TABLE OF CONTENTS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS	1
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
THE CORPORATION	3
CONSOLIDATED CAPITALIZATION	5
USE OF PROCEEDS	5
EARNINGS COVERAGE RATIO	5
DESCRIPTION OF COMMON SHARES	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF SUBSCRIPTION RECEIPTS	7
DESCRIPTION OF WARRANTS	8
DESCRIPTION OF UNITS	9
PLAN OF DISTRIBUTION	9
PRIOR SALES	10
MARKET FOR SECURITIES	10
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	10
RISK FACTORS	11
LEGAL MATTERS	12
PROMOTERS	12
INTEREST OF EXPERTS	13
TRANSFER AGENT AND REGISTRAR	13
EXEMPTIONS	13
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	14
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	14
CERTIFICATE OF THE CORPORATION	C-1

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ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS

An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or the date of the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Common Shares, Debt Securities, Subscription Receipts, Warrants and/or Units. The Corporation’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. On May 11, 2026, the daily exchange rate as quoted by the Bank of Canada was US$1.00=C$1.3667 or C$1.00=US$0.7317.

Unless the context otherwise requires, all references in this Prospectus to the “Corporation” refer to the Corporation and its subsidiary entities on a consolidated basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, statements with respect to: the use of proceeds of an offering of Securities; the timing for completion of any offering of Securities; the future price of commodities; the estimation of mineral resources; the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; success of exploration activities; the payment of net smelter return royalties; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; reclamation expenses; the acquisition of new properties; other statements relating to the financial and business prospects of the Corporation; information as to the Corporation’s strategy, plans or future financial or operating performance; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: results of exploration activities not being supportive of further development of our projects; the future price of commodities; the estimation of mineral resources, the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; conducting operations in a foreign country; the assurance of titles or boundaries; uncertainties of project costs; the presence of artisanal/illegal miners; the process of formalization of artisanal miners and the closure of illegal mines; the environmental permitting process in Colombia; title regarding the ownership of the Corporation’s projects and the related surface rights and to the boundaries of the Corporation’s projects and other risks related to maintaining land surface rights; maintaining the security of the Corporation’s information technology systems; the Corporation’s limited operating history; the payment of net smelter return royalties; the significant influence exercised by the Executive Chairman of the Corporation over the Corporation; international conflicts; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; delays in obtaining, or the inability to obtain, third party contracts, equipment, supplies and governmental or other approvals; accidents, labour disputes, unavailability of appropriate land use permits, changes to land usage agreements and other risks of the mining industry generally and specifically in Colombia; reclamation expenses; the inability to obtain financing required for the completion of exploration and development activities; changes in business and economic conditions; other factors beyond the Corporation’s control; and as well as those factors included herein and elsewhere in the Corporation’s public disclosure. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes. The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the AIF (as defined herein), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking information. The forward-looking information contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca.

FINANCIAL INFORMATION

The financial statements of the Corporation are presented in United States dollars and such financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, any other financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation, at 82 Richmond Street East, Toronto, Ontario M5C 1P1, and are also available electronically at www.sedarplus.ca.

As of the date hereof, the following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, are specifically incorporated by reference into and form an integral part of this Prospectus:

1)	the annual information form of the Corporation dated as of March 27, 2026 for the financial year ended December 31, 2025 (the “AIF”);

2)	the audited consolidated financial statements of the Corporation as at, and for the years ended December 31, 2025 and 2024, the notes thereto and the independent auditor’s report thereon (the “Financial Statements”), together with the related management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of the Corporation;

3)	the material change report of the Corporation dated March 20, 2026 in respect of the acquisition of the remaining surface rights required for future mining operations at the Guayabales Project (as defined below); and

4)	the management information circular of the Corporation dated May 9, 2025, prepared in connection with the annual general meeting of shareholders of Corporation held on June 16, 2025.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon and related MD&A, interim financial statements and related MD&A, information circulars, business acquisition reports, any news release issued by the Corporation that specifically states it is to be incorporated by reference in this Prospectus and any other documents as may be required to be incorporated by reference herein under applicable Canadian securities laws which are filed by the Corporation with a securities commission or any similar authority in Canada after the date of this Prospectus, during the 25-month period this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus.

Upon a new interim financial report and related MD&A of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial report and related MD&A of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related MD&A of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related MD&A and the previous interim financial report and related MD&A of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new AIF of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous AIF; (ii) material change reports filed by the Corporation prior to the end of the financial year in respect of which the new AIF is filed; (iii) business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new AIF is filed; and (iv) any information circular of the Corporation filed prior to the beginning of the Corporation’s financial year in respect of which the new AIF is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement to this Prospectus containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

THE CORPORATION

The Corporation is a Canadian company listed on the TSX and the NYSE American under the symbol “CNL”. The Corporation’s long-term focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Corporation’s exploration, development and operating expertise could substantially enhance shareholder value. The Corporation currently has one material exploration project which is the Guayabales project (the “Guayabales Project”) located in the Caldas department of Colombia. The Corporation also owns the San Antonio project located in a historical gold district in the Caldas department of Colombia, however, the current focus of the Corporation is on the exploration of the Guayabales Project, which is currently its only material project. See “Guayabales Project”, “Documents Incorporated by Reference”, and “Cautionary Statement Regarding Forward-Looking Information”.

October 2024 and 2025 Equity Financings

Set out below is a comparison in tabular form of the disclosure that the Corporation previously made about how it intended to use the net proceeds from the October 2024 Offering and the October 2025 Offering (as each such term is defined below) and an explanation of variances and the impact of the variances on the Corporation’s ability to achieve its business objectives and milestones:

Date of Financing	Funds Raised	Intended Use of Funds	Explanation of Variances and Impact on Business Objectives and Milestones
October 31, 2024 (the “October 2024 Offering”)	Gross proceeds of approximately C$46.4 million	The net proceeds of the October 2024 Offering were intended to, and did, fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes.	No significant variances to the intended use of proceeds from the October 2024 Offering.

The Corporation’s objectives were to better understand the potential for discovery of economically important metals on its properties. Exploration drilling, which was comprised of approximately 50,000 metres of core drilling, focused primarily on the Apollo porphyry discovery within the Apollo target at the Guayabales Project. The Trap target and newly generated targets at the Guayabales Project were also allocated some drilling metres.
October 8, 2025 (the “October 2025 Offering”)	Gross proceeds of approximately C$140 million	The net proceeds from the October 2025 Offering were intended to be used by the Corporation to fund ongoing work programs to advance the Guayabales Project, including further investment in exploration activities, technical studies and underground development on the Guayabales Project in order to expand the known gold system, to pursue other exploration and development opportunities, and for working capital and general corporate purposes.	No significant variances to the intended use of proceeds from the October 2025 Offering.

The Corporation’s objectives are to advance the Apollo discovery with infill drilling along with exploration drilling at the Ramp Zone. The Corporation intends to publish a maiden resource estimate on the Apollo system in the first half of 2027 along with eventual economic studies. The Corporation also intends to continue exploration drilling at various grassroots targets within its portfolio of exploration titles. The proposed use of proceeds from October 2025 Offering, together with cash on hand, are also expected to fund approximately 195,000 metres of further core drilling and underground development in order to access the Apollo system at lower elevations along various technical studies.

See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information”.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capitalization of the Corporation since the date of the Financial Statements, which are incorporated by reference in this Prospectus.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Corporation’s share and loan capitalization that will result from the issuance of Securities pursuant to such prospectus supplement.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in an applicable Prospectus Supplement relating to that offering of Securities. Unless otherwise indicated in a Prospectus Supplement, the Corporation expects the net proceeds from the sale of Securities to be used to fund ongoing work programs to advance the Corporation’s Colombian mineral properties, to actively pursue exploration and development opportunities, including potential acquisitions, and for working capital and general corporate purposes. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus or any applicable Prospectus Supplement.

The Corporation currently generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at a particular project. To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flows. See “Risk Factors”.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to the issuance of Debt Securities having a term to maturity in excess of one year, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Corporation and to attend and vote thereat. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive, on a pro rata basis, such dividends as the Board may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Corporation, such holders are entitled to receive, on a pro rata basis, all of the assets of the Corporation remaining after payment of all of the Corporation’s liabilities. The Common Shares carry no pre-emptive, conversion, redemption or retraction rights. The Common Shares carry no other special rights and restrictions other than as described herein.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Corporation will be described in the applicable Prospectus Supplement(s). These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment. To the extent any Debt Securities are convertible into Common Shares or other securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Corporation may issue Subscription Receipts that may be exchanged by the holders thereof for Common Shares and/or other Securities of the Corporation upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in the Prospectus Supplement.

The Corporation may offer Subscription Receipts separately or together with Common Shares, Debt Securities or Warrants, as the case may be. The Corporation will issue Subscription Receipts under one or more subscription receipt agreements.

Any Prospectus Supplement will contain the terms and conditions and other information relating to the Subscription Receipts being offered including:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered and whether the price is payable in installment;

●	any conditions to the exchange of Subscription Receipts into Common Shares, and/or other Securities of the Corporation, as the case may be, and the consequences of such conditions not being satisfied;

●	the procedures for the exchange of the Subscription Receipts into Common Shares and/or other Securities of the Corporation, as the case may be;

●	the number of Common Shares and/or other Securities of the Corporation, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares and/or other Securities of the Corporation;

●	whether such Subscription Receipts will be listed on any securities exchange;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other specific terms.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities issuable on the exchange of the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares and/or other Securities of the Corporation. Warrants may be issued independently or together with Common Shares, Debt Securities and Subscription Receipts offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements entered into between the Corporation and a warrant agent named in the applicable Prospectus Supplement.

Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

Any Prospectus Supplement will contain the terms and other information relating to the Warrants being offered including:

●	the exercise price of the Warrants;

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the Common Shares and/or other Securities of the Corporation purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any securities with which the Warrants are issued;

●	if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

●	the currency or currency unit in which the exercise price is denominated;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	any rights, privileges, restrictions and conditions attaching to the Warrants; and

●	any other specific terms.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

DESCRIPTION OF UNITS

Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more purchasers through applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. For the avoidance of doubt, any “at-the-market distribution” will only be for a distribution of Common Shares. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange. See “Risk Factors”. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

PRIOR SALES

Information in respect of Common Shares issued by the Corporation within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol “CNL”. Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax consideration.

RISK FACTORS

An investment in the Securities involves risks. Prospective investors should carefully consider the risks described in the sections entitled “Risk Factors” in any Prospectus Supplement and those set forth in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, as well as other information in this Prospectus and any applicable Prospectus Supplement, before purchasing any of the Securities. Each of the risks described in these sections and documents could materially and adversely affect the business, financial condition, results of operations and prospects of the Corporation, and could result in a loss of investment. Additional risks and uncertainties not known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations and prospects.

Negative Operating Cash Flow

To date the Corporation has recorded no operating cash flow and the Corporation has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Corporation’s properties. The Corporation expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming exploration and development. There can be no assurance that the Corporation will ever generate positive operating cash flow or achieve profitability.

As at March 31, 2026, the Corporation’s cash balance was approximately US$113.3 million, and its working capital position was approximately US$91.4 million. The Corporation’s expected aggregate cash burn rate for the period from April 1, 2026 to March 31, 2027 is approximately US$82.0 million, which is currently budgeted to include the following expenditures on the Guayabales Project, including those associated with both Phase I and Phase II of the recommended exploration program outlined in the Technical Report: (i) exploration programs (approximately US$26.3 million); (ii) payments under existing option agreements and potential additional land acquisition costs (approximately US$17.6 million); and (iii) mining and engineering studies and underground exploration adit construction (approximately US$15.1 million). The Corporation also expects to incur approximately US$4.0 million in exploration activities on the San Antonio Project, with the remaining amounts to be used to fund logistics and security, sustainability, and general and administrative expenses (including payroll costs). Because the Corporation expects to complete the Phase I exploration program at the end of 2026 and commence the Phase II exploration program at beginning of 2027, the cash burn estimate includes expenditures that cover both Phase I and Phase II activities. Given its expected rate of cash burn, the Corporation expects to be able to continue operations and advance its business operations using its currently available non-contingent resources for at least 12 months from the date of this Prospectus. See “Cautionary Statement Regarding Forward-Looking Information”.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

No Market for the Securities

There is currently no trading market for any Debt Securities, Subscription Receipts, Warrants or Units that may be offered. No assurance can be given that an active or liquid trading market for these securities will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Corporation, general economic conditions and the Corporation’s financial condition, historic financial performance and future prospects.

Global Financial Conditions Can Reduce Share Prices and Limit Access to Financing

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Corporation’s ability to obtain equity or debt financing in the future on terms favorable to the Corporation or at all. In such an event, the Corporation’s operations and financial condition could be adversely impacted.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP with respect to matters of Canadian law. As at the date hereof, the partners and associates of Cassels Brock & Blackwell LLP beneficially own, directly or indirectly, less than 1.0% of any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of any associate or affiliate of the Corporation. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign laws.

PROMOTERS

Ari Sussman, the Executive Chairman and a director of the Corporation, is a promoter of the Corporation. As of the date hereof Mr. Sussman beneficially owns, or controls or directs, directly or indirectly, a total of 11,003,600 Common Shares and 750,000 incentive stock options representing approximately 11.92% of the equity of the Corporation on a fully diluted basis. Other than disclosed in this Prospectus or the documents incorporated by reference herein, no person who was a promoter of the Corporation:

●	received anything of value directly or indirectly from the Corporation or a subsidiary within the last two years;

●	sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

INTEREST OF EXPERTS

Information of a scientific or technical nature in respect of the Guayabales Project contained in this Prospectus, including the documents incorporated by reference herein, is based on the technical report regarding the Guayabales Project dated effective September 15, 2025 and entitled “NI 43-101 Technical Report, Guayabales Gold-Silver-Copper-Tungsten Project Department of Caldas, Colombia” (the “Technical Report”) prepared for the Corporation by Stewart D. Redwood, BSc (Hons), PhD, FIMMM, FGS, who is a “qualified person” and independent” within the meaning of NI 43-101. Mr. Redwood reviewed certain scientific and technical information relating to the Guayabales Project contained in or incorporated by reference in this Prospectus or supervised the preparation of information upon which such scientific and technical information is based, as detailed in the Technical Report. To the Corporation’s knowledge, after reasonable inquiry, as of the date hereof, Mr. Redwood beneficially owns, directly or indirectly, less than 1.0% of any class of outstanding securities of the Corporation.

BDO Canada LLP, having an address at 222 Bay Street, Suite 2200 Toronto, Ontario M5K 1H1, was the auditor of the Corporation for the December 31, 2025 annual financial statements, and has confirmed that they are independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar for the Common Shares is TSX Trust Company, 100 Adelaide Street West, Suite 301 Toronto, ON M5H 4H1.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated January 23, 2026, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. However, purchasers of Securities distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of this Prospectus, any prospectus supplement(s), and any amendment relating to Securities purchased by such purchaser because this Prospectus, any prospectus supplement(s), and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if this Prospectus, any prospectus supplement(s), and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if this Prospectus, any prospectus supplement(s), and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities, and any additional amount paid upon conversion, exchange or exercised of such Securities, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces and territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable securities that were purchased under a prospectus and, therefore, a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights, or consult with a legal adviser.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Ari Sussman, Executive Chairman and a director of the Corporation, Ned Jalil, Chief Executive Officer of the Corporation, and María Constanza García Botero, Ashwath Mehra, Angela María Orozco Gómez, and Jasper Bertisen, each a director of the Corporation, each reside outside of Canada and have each appointed Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, as their agent for service of process in Canada. Prospective investors of Securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

CERTIFICATE OF THE CORPORATION

Dated: May 12, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada.

“Ned Jalil”	“Paul Begin”
Ned Jalil	Paul Begin
Chief Executive Officer	Chief Financial Officer and Corporate Secretary
On behalf of the Board of Directors
“Ari Sussman”	“Ashwath Mehra”
Ari Sussman	Ashwath Mehra
Director	Director